Exhibit 99.35

                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA
                                (FORT LAUDERDALE)

WESTAR CAPITAL, INC.,

         Plaintiff,                                  Case No. 96-8889-CIV-ZLOCH

 vs.                                                 Magistrate Judge Seltzer

ADT, Ltd., Michael A. Ashcroft,
Stephen J. Ruzika, John E.
Danneberg, Alan B. Henderson,
James S. Pasman, Jr., W. Peter Slusser,
William W. Stinson, Raymond S. Troubh,
and Republic Industries, Inc.,

Defendants.

__________________________________  FOURTH AMENDED COMPLAINT

         Westar Capital, Inc. ("Westar"), a shareholder of ADT Ltd. ("ADT"), by its undersigned attorneys, individually and derivatively, alleges as follows:

                           NATURE OF THESE PROCEEDINGS

                  1. ADT's Board of Directors, led by its Chairman and Chief Executive Officer Michael A. Ashcroft, has, over the last several months, adopted a series of measures that will permit it to entrench itself in office at the expense of ADT and its shareholders. Indeed, Mr. Ashcroft's lucrative compensation package at ADT -- over $5.2 million in salary, bonuses and other benefits and 12 million stock options -- provides ample motivation for Mr. Ashcroft to retain his position as long as possible. This comfortable status quo has been threatened by Westar, an ADT shareholder who has been accumulating ADT stock since January 1996, and its parent company, Western Resources, Inc. ("Western Resources").

                  2. On December 18, 1996, Western Resources announced an intention



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                                                      CASE NO. 96-8889-Civ-Zloch

to offer to acquire all outstanding shares of ADT for a package of cash and securities worth $22.50 per ADT share ("Western Resources Offer") and, to facilitate this offer, Westar is seeking to replace the entire ADT Board of Directors ("ADT Board"), including Mr. Ashcroft, with Westar nominees (the "Westar Proposal"). On the same day, Westar exercised its rights under Bermuda law to demand that ADT convene a special meeting of ADT's shareholders (the "Special Meeting") so that a shareholder vote can be held on the Westar Proposal. The ADT Board has scheduled the Special Meeting for July 8, 1997.

         3. In preparation for a potential unsolicited takeover proposal by Westar or someone else, the ADT Board has been increasing its ability to thwart such a bid. Central to this entrenchment scheme is a shareholder rights plan (commonly known as a "Poison Pill") that the ADT Board adopted on November 4, 1996. The Poison Pill effectively prevents Westar or any party from acquiring control of ADT without first obtaining the approval of ADT's board of directors. The Pill can, however, be redeemed by ADT's board of directors. The Westar Proposal is intended to permit shareholders to replace the current ADT board -- which has expressed its opposition to the Western Resources Offer -- with a new board that may be more amenable to the Offer.

         4. On March 3, 1997, the ADT Board attempted to moot any shareholder vote putting them out of office by amending the Poison Pill so that even if the Westar Proposal is successful -- and the ADT Board is replaced with Westar's nominees at the Special Meeting -- the newly-elected Board members will be precluded from amending or redeeming the Poison Pill. The ADT Board's mechanism for accomplishing this is a "Continuing Directors" provision of the Poison Pill which permits only incumbent ADT Board members to redeem the Pill and disables any directors elected pursuant to the Westar Proposal from doing so.



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                                                     CASE NO. 96-8889-Civ-Zloch

Such "Continuing Directors" provisions have been described as "Dead Hand" provisions because "people who are no longer directors . . . are trying to rule from the grave." Steve Lipin, J&J Goes to Court to Disarm Cordis of a Seldom-Used Poison Pill Defense, Wall Street Journal, Oct. 27, 1995.

                  5. A more blatant disregard for shareholder democracy is hard to imagine. Dead hand provisions are abject refusals of the current board to cede control of the company even if voted out of office by the shareholders. As one recent commentator has written about Dead Hand provisions:

               [T]he principal purpose of the directors implementing [Dead Hand]
               provisions is to preserve their incumbent positions. . . .

               Thus, continuing directors provisions in poison pills should be found per se invalid on the ground that they serve no purpose but to entrench management and consequently infringe shareholder sovereignty.

See Note, Preventing Control from the Grave: A Proposal for Judicial Treatment of Dead Hand Provisions in Poison Pills, 96 Colum. L. Rev. 2175, 2210 (1996).

                  6. The Dead Hand provisions are not the only examples of the ADT Board interfering with shareholder voting. The board has also parked approximately 2% of ADT common shares in a subsidiary that, upon information and belief, it controls. Unless stopped by this Court, these shares could be used by the board to affect a close proxy contest such as the one that ensued earlier this year when a board proposal to increase Mr. Ashcroft's option package passed by a margin of approximately 1% of ADT's outstanding stock.

                  7. Mr. Ashcroft and the ADT Board also used the occasion of a "merger" announced earlier this year with Republic Industries, Inc. ("Republic"), to fortify



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                                                      CASE NO. 96-8889-Civ-Zloch

their control of the company. The "merger" itself was something of an illusion because it was subject to ADT's receiving an opinion from an independent financial advisor that the merger consideration -- .92857 shares of Republic common stock -- was fair to ADT's shareholders. No opinion was ever obtained and Republic's stock price plummeted immediately after the merger was publicly announced on July 1, 1996. The merger agreement between ADT and Republic (the "Merger Agreement") was terminated barely three months later on September 27, 1996.

                  8. However, in connection with the merger discussions, ADT gave to Republic the right for a 180-day period upon termination of the Merger Agreement to purchase from ADT approximately 10% of ADT's outstanding shares at an exercise price of $20 per share --- a discount on the $26 value ADT had placed on its shares in the merger agreement (the "Warrant"). The Warrant provides Mr. Ashcroft with a proxy over any shares purchased pursuant to the Warrant and retained by Republic, thus providing a means by which Mr. Ashcroft can control approximately 10% of ADT's voting power if the Warrant is exercised.

                  9. While giving Republic an opportunity to purchase a significant ADT asset at a very favorable price, the Warrant provided no value to ADT's shareholders. The ADT Board's granting the Warrant unconditionally in the context of a merger that was conditioned on the receipt of a fairness opinion was not in the best interests of ADT or its shareholders. However, the Warrant did provide the ADT Board and Mr. Ashcroft with two weapons against an unsolicited bid for the company: (1) it makes such a bid more expensive and dilutes Westar's interests in ADT because of the additional stock that would be issued pursuant to the Warrant; and (2) if exercised, it can place a block of votes under Mr.



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                                                      CASE NO. 96-8889-Civ-Zloch

Ashcroft's control.

                  10. In responding to Westar's December 18, 1996 request for the Special Meeting, the ADT Board again vividly demonstrated its willingness to interfere with and frustrate shareholder rights. On January 8, 1997, the ADT Board announced that the Special Meeting might be held as late as July 8, 1997 -- seven months after Westar called upon ADT to hold the meeting. The delay in holding the Special Meeting is unreasonable and contrary to Bermuda law in that
(i) it is in breach of the fiduciary duties owed by the directors of ADT, (ii) it is in breach of the Bermuda Companies Act 1981 (the "Companies Act") and ADT's Bye-laws, (iii) it interferes with Westar's rights under ADT's Bye-laws and the Bermuda Companies Act to call a special meeting, and (iv) it frustrates the ADT shareholders' full and free exercise of their franchise.

                  11. The ADT Board continues to lose sight of its obligations to the corporation in its quest to retain control over the corporation. Its entrenching behavior constitutes a continuing breach of the board's fiduciary duties and can only be remedied by this Court.

                             JURISDICTION AND VENUE

                  12. This Court has subject matter jurisdiction pursuant to 15 U.S.C. ss. 78aa and 28 U.S.C. ss.ss. 1331, 1332, 1367, and the amount in controversy exceeds $50,000. Venue is proper because, upon information and belief, certain of the acts and transactions giving rise to the claims alleged herein occurred in this district. Moreover, ADT engages in "substantial and not isolated activity" in this district; defendant Republic has its principal place of business in this district; and the individual defendants either reside in this district or, upon information and belief, travel to the district and/or project themselves into the district



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                                                      CASE NO. 96-8889-Civ-Zloch

on ADT business.

                                   THE PARTIES

                  13. Plaintiff Westar is a Kansas corporation that currently owns 38,287,111 shares (including ADT's Liquid Yield Option Notes) or approximately 27% of ADT's outstanding shares. Westar is a wholly-owned subsidiary of Western Resources which is also a Kansas corporation. Westar and Western Resources have their principal places of business in Topeka, Kansas.

                  14. On December 18, 1996, Western Resources and Westar announced an intention to commence the Western Resources Offer. The Western Resources Offer consists of a package of stock and cash for each share of ADT stock in the amount of $22.50. Westar has requested that the ADT Board hold the Special Meeting at which it will present the Westar Proposal to ADT's shareholders to (i) remove the current ADT Board, (ii) reduce to two the number of directors on the board, and (iii) elect two Western Resources nominees to the board. Consummation of the Western Resources Offer is conditioned upon, among other things, (1) redemption of the Poison Pill, (2) election of Western Resources' two nominees to the ADT Board, and (3) the Warrant being declared invalid.


         Jurisdictional Allegations over ADT and its Board of Directors
         --------------------------------------------------------------

                  15. This Court has jurisdiction over ADT and the ADT Board pursuant to F1. St. ss.ss. 48.193(2) and 48.193(1)(a) and (b).

                              Fl. St. ss. 48.193(2)

                  16. ADT is "engaged in substantial and not isolated activity within this state" under ss. 48.193(2). The following facts, taken from ADT's own public filings and



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                                                      CASE NO. 96-8889-Civ-Zloch

public records, support this allegation:

                  (a) ADT is a corporation that oversees a worldwide security services and automotive auction business. Much of this business is conducted through ADT subsidiaries located in Florida and elsewhere but ADT manages and directs the operations of its subsidiaries from Florida. ADT's executive office in the United States is located in Boca Raton, Florida. (ADT derives over 75% of its revenues ($1.525 billion in 1995) from its North American activities)

                  (b) ADT's 1991-1995 Annual Reports, which are filed with the Securities and Exchange Commission ("SEC"), identify the address of its "Executive Office" in the United States as One Boca Place, 2255 Glades Road, P.O. Box 5035, Boca Raton, Florida. (ADT's 1996 Annual Report is not yet available). Confirming this fact, in June 1993, ADT, through one of its subsidiaries, filed an affidavit of David Hammond -- ADT's Deputy Chairman until February 1996 -- in a Connecticut federal court stating that "ADT has executive offices, which supervise ADT's substantial North American operations, in Boca Raton, Florida where the Chairman of ADT and ADT's Chief Financial Officer maintain offices." Furthermore, J. William Grant -- another ADT employee -- filed an affidavit in the same litigation, also dated June 25, 1993, identifying Boca Raton as the location of "ADT's corporate office." This litigation, Itoba Ltd. v. Lep Group plc, 92 CV 592 (D. Conn.), is still pending and, upon information and belief, the statements contained in the affidavits of Messrs. Hammond and Grant have never been withdrawn by ADT.

                  (c) From March 1993 through 1996, ADT issued over 40 press releases. Further emphasizing ADT's presence here, each release was issued from Florida. These releases announced developments about every aspect of ADT's business -- including



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                                                      CASE NO. 96-8889-Civ-Zloch

earnings announcements, litigation developments, and ADT's corporate acquisitions and sales -- as well as the adoption of the Poison Pill, execution of the Merger Agreement and Warrant with Republic, and termination of the Merger Agreement. With one exception, every press release provided a Florida phone number for investors to call for information.

                  (d) ADT has made filings with the SEC stating that the business address of its executive officers is Boca Raton, Florida. These executive officers are Michael Ashcroft, Chairman and Chief Executive Officer, and Stephen Ruzika, ADT's President and Chief Financial Officer.

                  (e) The ADT Board has conducted face-to-face meetings in Florida. In addition, telephonic meetings of the ADT Board have been arranged by a secretary of Mr. Ashcroft's who is located at ADT's office in Florida.

                  (f) In addition to its own activities in Boca Raton, ADT's principal subsidiaries in the United States are also located in Boca Raton and they occupy the same offices as ADT. The subsidiaries include ADT, Inc. a Florida corporation; and ADT Holdings, Inc. and ADT Operations, Inc. According to public sources, Mr. Ruzika is one of only two executive officers of these subsidiaries, acting as President of ADT Holdings, Inc., ADT Operations, Inc. and ADT, Inc. Upon information and belief, these subsidiaries are used by ADT as agents on operational aspects of its United States business.

                  17. In short, as the following press reports over the years have repeatedly confirmed, ADT's operations are managed out of Florida (Westar has been unable to find any press reports indicating that ADT has objected to, demanded a retraction of, or in any other way taken exception to anything contained in any of these articles.):

                  (a) An article in the Daily Telegraph of London dated July 13, 1996,



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                                                      CASE NO. 96-8889-Civ-Zloch

states in pertinent part:

                Relaxing in his Florida home this weekend, Michael Ashcroft has every reason to feel pleased with his week's work . . . Ashcroft has not fully crystallized his plans, but they involve backing other entrepreneurs, using the considerable fortune he has amassed, rather than devoting his energies to building a single business again. Republic's bid for ADT caught everyone by surprise. It is one in the eye for the City, which never appreciated the business or accepted Ashcroft. This poor reception was one of the main reasons Ashcroft moved the head office and the main listing of the Bermuda-registered company to the U.S. . . .

                It is unlikely that all Ashcroft's new ventures will carry him back to Britain. Boca Raton is now his home and he sees that the service sector is far larger in the US and offers him more opportunities. Ashcroft keeps his British passport and has no intention of swapping it for one with an eagle on the front, but while his heart may still lie in Britain, his business mind is firmly anchored in Florida.

                  (b) An article in the Financial Times dated July 4, 1996 entitled "The Americas: Friendship the basis of ADT deal: Entrepreneurial new chairman gets the chance to make a new business-building start" states in pertinent part:

                  Mr. Ashcroft, British in origin, runs the Bermuda-registered ADT out of Florida, and has extensive private interests in Central America.

                  (c) An article in the Florida Sun-Sentinel of July 2, 1996 entitled "ADT Acquisition Gives republic a Brand Name; $5 Billion Deal Boosts Cars, Security" states in pertinent part:

                  ADT, based in Bermuda, moved its executive offices to Boca Raton in June 1990 where it is building the first phase of a three-story office building.

                  (d) An article in the English newspaper, The Observer, dated May 29, 1994 entitled "Global Warning Spoils Ashcroft's Sunshine" states in pertinent part:



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                                                     CASE NO. 96-8889-Civ-Zloch

                  Attempts to contact the reclusive Ashcroft at ADT's headquarters in Boca Raton, Florida, on Friday were unsuccessful.

(e) An article dated September 27, 1993 in the Automotive News publication states in pertinent part:

                  Anglo American Auto Auctions has changed its name to ADT Automotive, Inc. to underscore its move into non-auction business segments and to better identify with ADT Ltd., its Florida-based parent company.

                  (f) An article in the Reuters Financial Service dated September 18, 1990, states in pertinent part that:

                  Chairman and president, Michael Ashcroft, said ADT's businesses had "in a period of global economic uncertainty demonstrated their recession-resistant features."

                  The firm said its operational headquarters has now been established in Boca Raton, Florida, because 75 pct of the company's sales are from North America.

                  18. By contrast to ADT's substantial contacts with Florida, ADT's contacts with Bermuda, its place of incorporation, are minimal. ADT's "office" in Bermuda is the office of its local Bermuda counsel, Appleby, Spurling & Kempe. Furthermore, as ADT's 1995 Annual Report discloses, ADT is an "exempt company" in Bermuda and is prohibited from "carrying on of any business of any kind in Bermuda, except as necessary in furtherance of the business of ADT Limited carried on outside Bermuda." Upon information and belief, ADT maintains only a nominal office in Bermuda and has virtually no operations or employees in Bermuda.

                  19. Thus, despite being incorporated in Bermuda, ADT's base of operations, on a "substantial and not isolated" basis, is clearly Florida.



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                                                      CASE NO. 96-8889-Civ-Zloch

                        F1. St. ss.ss. 48.193(1)(b)
                        ---------------------------

                  20. ADT and the ADT Board have submitted themselves to the jurisdiction of this Court by "[c]ommitting a tortious act within this state." See Fl. St. ss. 48.193(1)(b).

                  21. Upon information and belief, ADT and Republic negotiated the terms of the Warrant -- which is alleged to constitute a breach of fiduciary duty (see P. P. 51-55 infra) -- in Florida. Thus, one newspaper reported:

                  ["]We talked [the Merger] over in London, but couldn't agree terms," says Ashcroft. So we decided to meet a week later at Wayne's office in Florida." There, after negotiating through the night, Ashcroft and Huizenga thrashed out a deal valuing ADT at $4.4 billion.

See July 7, 1996 article in Sunday Times of London entitled the "Media Man" (emphasis added). The ADT Board subsequently agreed to the Merger Agreement and Warrant in a board conference call that, upon information and belief, was arranged out of Florida.

                  22. Furthermore, upon information and belief, tortious conduct of ADT and the ADT Board that is challenged in the Complaint -- adopting the Poison Pill and placing 3,182,787 shares in a subsidiary controlled by ADT -- was approved at in-person board meetings either held in Florida or telephonic board meetings arranged out of Florida.

                  23. This tortious conduct has caused and is causing direct and substantial injury to Westar and Western Resources in Florida. (Western Resources has 2364 registered shareholders who are Florida residents owning
1.375 million shares of Western Resources) Additionally, the tortious conduct of ADT and the ADT Board is harming other shareholders of ADT who are Florida residents.

                            Fl. St. ss. 48.193(1)(a)
                            ------------------------

                  24. Although ADT is nominally registered in Bermuda, as demonstrated



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                                                     CASE NO. 96-8889-Civ-Zloch

above, ADT is in fact "[o]perating, conducting, engaging in, or carrying on a business or business venture in this state or having an office in this state" (Fl. St. ss. 48.193(1)(a)) and, at the very least, the conduct challenged in this Complaint regarding the execution of the Warrant and Merger Agreement arises out of that activity.

                            The Individual Directors

                  25. Defendant Michael Ashcroft is Chairman and Chief Executive Officer of ADT and, upon information and belief, is a citizen of the United Kingdom. Mr. Ashcroft owns a residence at 471 Alexander Palm Road, Boca Raton, Florida. According to at least one newspaper article, Boca Raton is Mr. Ashcroft's "home." See July 13, 1996 Daily Telegraph article (P. 14(a) above). Moreover, and upon information and belief, Mr. Ashcroft's business address for ADT is ADT's executive office in Florida.

                  26. Defendant Stephen J. Ruzika is a director of ADT and ADT's Chief Financial Officer and Executive Vice President. Mr. Ruzika's business address is ADT's executive office in Boca Raton. Mr. Ruzika resides at 5753 St. Annes Way, Boca Raton, Florida and, upon information and belief, is a citizen of the state of Florida.

                  27. Defendant John E. Danneberg is a director of ADT. Mr. Danneberg resides at 10 Dellwood Avenue, Chatham, New Jersey and, upon information and belief is a citizen of the state of New Jersey.

                  28. Defendant Alan B. Henderson is a director of ADT, a resident of the United Kingdom and, upon information and belief, a citizen of the United Kingdom.

                  29. Defendant James S. Pasman, Jr. is a director of ADT. Mr. Pasman resides at 29 The Trillium, Pittsburgh, Pennsylvania and, upon information and belief, is a citizen of the state of Pennsylvania.



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                                                     CASE NO. 96-8889-Civ-Zloch

                  30. Defendant W. Peter Slusser is a director of ADT. Mr. Slusser resides at 901 Lexington Avenue, New York, New York and, upon information and belief, is a citizen of the state of New York.

                  31. Defendant William W. Stinson is a director of ADT. Mr. Stinson is a resident of Calgary, Canada, and, upon information and belief, a citizen of Calgary, Canada.

                  32. Defendant Raymond S. Troubh is a director of ADT. Mr. Troubh resides at 770 Park Avenue, New York, New York and, upon information and belief, is a citizen of the state of New York.

                  33. Defendant Republic is a Delaware corporation with its principal executive offices at Fort Lauderdale, Florida.

                  34. Upon information and belief, none of the defendants is a citizen or domiciliary of Kansas.

                  35. Upon information and belief, each of the individual defendants has traveled to or projected himself into Florida on ADT business on a "substantial and not isolated" basis by participating in board meetings either in person in Florida or through conference calls that were arranged out of Florida. Also, upon information and belief, certain of the tortious conduct challenged herein, including the adoption of the Poison Pill and the parking of 3,182,787 shares in an ADT subsidiary, was approved at such board meetings.

                             Derivative Allegations

                  36. Westar asserts the claims herein individually. However, to the extent any of these claims could be considered to be derivative claims, Westar did not make demands upon the ADT board of directors to institute an action asserting the claims herein because, under the circumstances, demand was not required, not necessary, and futile. The individual



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                                                      CASE NO. 96-8889-Civ-Zloch

defendants participated in, acquiesced in, and approved the wrongs alleged herein and did so in an affirmative violation of their duties to ADT and to ADT's shareholders.

                                BACKGROUND FACTS

                  37. According to ADT's public filings, over the last three years Mr. Ashcroft has been compensated handsomely by the ADT Board:

                                                Options to purchase ADT
                                                common shares purchased or
                       Total Compensation       otherwise received each year
                       ------------------       ----------------------------

1993                   $3,649,414               4,750,000
1994                   $3,766,216                 750,000
1995                   $5,244,533               1,500,000
                       ----------               ---------
Total                  $12,660,163              7,000,000

                  38. Additionally, in February 1996, ADT's board of directors approved and proposed to shareholders a further enhancement to Mr. Ashcroft's option package. Specifically, under the new package Mr. Ashcroft would be permitted to exchange 3 million of his existing options (which he purchased for only $2.50 per option) for 8 million new options at a higher exercise price (giving Mr. Ashcroft a net gain of 5 million options). Shareholder opposition to the proposal was strong, and the proposal only passed by 1,440,934 votes -- approximately 1% of ADT's outstanding shares. Upon information and belief, ADT achieved this margin by voting in favor of the proposal 3,182,787 ADT shares owned by a subsidiary controlled by ADT.

                  39. Besides his employment relationship with ADT, Mr. Ashcroft has also engaged in business dealings with the company. According to ADT's public filings, in December 1995, ADT sold its European vehicle auction business to an entity in which Mr.



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                                                     CASE NO. 96-8889-Civ-Zloch

Ashcroft held an interest. In connection with this transaction, ADT disclosed that "a leading European investment banking firm" had opined that the value received by ADT from the Ashcroft group was "fair" but provided no other information regarding the opinion, including who provided it, under what circumstances, and what else it said.

                  40. In stark contrast to the benefits ADT has bestowed upon Mr. Ashcroft, the company's performance has declined. ADT's 1995 net income decreased by over 50%, with earnings per share dropping from 76(cent) to 31(cent).

                  41. Perhaps concerned about increasing Westar ownership of ADT stock (Westar first announced its acquisition of an 11.7% interest in ADT in January 1996 and increased that ownership to approximately 24% by March 1996), and perhaps disconcerted by the extremely close margin of the vote on his 1996 option package, Mr. Ashcroft has led the ADT Board on a campaign of entrenchment over the last few months pursuant to which the ADT Board has adopted a series of measures that will enhance its ability to impede a takeover proposal for the company.

                                 The Poison Pill
                                 ---------------

                  42. Central to the ADT Board's entrenchment scheme is the Poison Pill that was adopted on November 4, 1996. (A November 4, 1996 ADT press release announcing adoption of the Poison Pill was disseminated from Boca Raton, Florida.) The Poison Pill is designed to prevent an acquisition of the Company by rendering a purchase of 15% or more of ADT's shares prohibitively expensive.

                  43. The Poison Pill disseminates rights to ADT shareholders which are triggered when any person "become[s] the beneficial owner of 15 per cent or more of ADT's common shares or has commenced a tender or exchange offer which, if consummated, would



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                                                      CASE NO. 96-8889-Civ-Zloch

result in any person becoming the beneficial owner of 15 per cent or more of ADT's common shares." The Poison Pill is not triggered by the fact that some shareholders, such as Westar, owned over 15% of ADT's shares at the time of the Pill's adoption, but is triggered if such shareholders purchase any additional ADT stock. The current ADT Board can redeem the rights at its discretion at any point before they are triggered. Significantly, the potential acquiror who triggers the issuance of the rights does not receive such rights.

                  44. The rights permit the holder "to purchase, for the rights purchase price, ADT common shares having a market value of twice the rights purchase price." The theory behind the Poison Pill is that prospective acquirors will not dare to trigger this half-price bargain because it will result in so many rights being exercised and, consequently, so much additional ADT stock being issued that the prospective acquiror will not be able to afford to buy enough of the stock to obtain control over the company.

                  45. The Poison Pill acts to peculiarly discriminate against Westar in two ways: first, as mentioned previously, because Westar is already a 27% ADT shareholder, it, unlike other ADT shareholders, is effectively precluded from purchasing a single additional ADT share; second, the Poison Pill makes it impossible for Westar to sell its 27% interest in a single block because, by doing so, the purchaser would trigger the Pill.

                  46. The Western Resources Offer is conditioned on either (i) redemption of the rights issued under the Poison Pill, or (ii) amendment to the Poison Pill so that those rights are inapplicable to the Western Resources Offer, or (iii) Western Resources being satisfied that the rights are invalid or inapplicable to the Western Resources Offer. In connection with the Westar Proposal, Westar stated that its board nominees are "committed to taking, subject to the fulfillment of the fiduciary duties they would have as directors of ADT, all action



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                                                      CASE NO. 96-8889-Civ-Zloch

necessary and desirable to facilitate consummation of the [Western Resources Offer] including . . . either redeeming the [rights issued under the Poison Pill] or amending [the Poison Pill] to make the [rights] inapplicable to the [Western Resources] Offer."

                           ADT Amends the Poison Pill
                           --------------------------

                  47. On March 3, 1997 -- on the same day it announced its rejection of the Western Resources offer -- the ADT Board also announced that it had amended the Poison Pill to add the Dead Hand provisions. Those provisions provide that any amendment or redemption of the Poison Pill must be approved by a majority of "Continuing Directors" of ADT-- defined to exclude those persons elected to the ADT Board as a result of a proxy solicitation or similar shareholder initiative if any participant in such initiative has stated (or a majority of the Board has determined in good faith) that such participant (or its affiliates or associates) intends to take, or may consider taking, any action that would result in
                  (a) that person becoming a person (other than the Company or any employee benefit plan of the Company) that has acquired beneficial ownership of 15% or more of the Common Shares issued and outstanding (or, in the case of any person that beneficially owned more than 15% of the Common Shares on November 4, 1996, that person acquires more than such person owned as of such date) or (b) a merger, consolidation or sale of a majority of the assets or voting power of the Company which causes the [poison pill] rights to be triggered.

(See ADT Schedule 14D-9, publicly filed with the Securities and Exchange Commission on March 4, 1997.)

                  48. The Dead Hand provisions are obviously intended to frustrate the Westar Proposal because, if elected, Westar's nominees to the ADT Board would not be "Continuing Directors" under the Dead Hand provisions and, thus, would be precluded from redeeming the Poison Pill. Thus, even if ADT shareholders disagree with the ADT Board's

                                                     CASE NO. 96-8889-Civ-Zloch

rejection of the Western Resources Offer and vote to replace the ADT Board at the Special Meeting, the Dead Hand Provisions have been put in place to nullify that vote by precluding the newly-elected directors from redeeming the Poison Pill.

                  49. In fact, ADT has admitted that it intended the Dead Hand provisions to have a negative impact on the Westar Proposal and the Western Resources Offer:

                  If Westar's Proposals were adopted so that the only members of the ADT Board were the Western Resources nominees, there would be no Continuing Directors on the ADT Board. As a result of the [Dead Hand provisions], Western Resources' nominees would be unable to amend the Rights Plan or redeem the rights issued thereunder, which would negatively affect the ability of Western to complete the Western Offer.

(See ADT Schedule 14D-9, publicly filed with the Securities and Exchange Commission on March 4, 1997.)

                  50. ADT has advertised the impact of the Dead Hand provisions because they are intended not only to nullify a vote for the Westar Proposal, but also to discourage it. ADT Shareholders will obviously want to understand the impact of their vote before the Special Meeting. If a vote in favor of the Westar Proposal will not facilitate the Western Resources Offer, shareholders may be more inclined to vote for management on the theory that management will be exercising control "from the grave" anyway because of the Dead Hand provisions.

                  51. The Dead Hand provisions also have the effect of preventing Westar- nominated directors elected at the Special Meeting from exercising their fiduciary duties in an unfettered manner. Once elected, if they wish to consider business transactions that they believe are in the best interests of the corporation and its shareholders, they cannot redeem the

                                                      CASE NO. 96-8889-Civ-Zloch

Poison Pill to pursue such opportunities.

                  52. The Dead Hand provisions are designed to penalize, and unfairly discriminate against, shareholders such as Westar who initiate a proxy contest in order to facilitate a sale of the company. They are also intended to disenfranchise ADT's shareholders and entrench the ADT Board by discouraging and nullifying a vote to remove the Board from office.

                  53. The ADT Board's fiduciary duties require the ADT Board either to abrogate the Dead Hand provisions or amend them to make them inapplicable to the Westar Proposal and the Western Resources Offer.

                              The Republic Warrant
                              --------------------

                  54. The Poison Pill was adopted only after another alternative had collapsed -- an ADT-supported merger with Republic pursuant to which Mr. Ashcroft could have realized millions of dollars of profits on his options and maintained his high-salaried position with ADT.

                  55. On July 1, 1996, Republic and ADT announced that they had executed the Merger Agreement. Pursuant to the Merger Agreement, ADT shareholders were to receive 0.92857 shares of Republic common stock for each share of ADT common stock and ADT would become a wholly-owned subsidiary of Republic. Furthermore, according to public sources, Mr. Ashcroft would remain Chairman of ADT and be appointed to Republic's board of directors. A joint Press Release describing the Merger Agreement was disseminated from Fort Lauderdale, Florida and stated, "[t]he [Republic/ADT] transaction [was] valued at approximately $5 billion. The exchange ratio was based on a price of $26 for each share of ADT Common Stock."

                                                      CASE NO. 96-8889-Civ-Zloch

                  56. In a highly unusual decision, the ADT Board did not obtain an opinion from an investment banker that the merger consideration was fair to ADT's shareholders before it entered into the Merger Agreement with Republic. Instead, the Merger Agreement was conditioned on ADT's subsequent receipt of a fairness opinion and gave either party the right to terminate the Merger Agreement if ADT did not receive such an opinion by July 15, 1996. This provision of the Merger Agreement was subsequently amended to extend the time for ADT to obtain a fairness opinion -- and concomitant right to terminate -- until the time a proxy statement was distributed to ADT's shareholders regarding the Merger.

                  57. The impact of the Merger Agreement on the additional options granted to Mr. Ashcroft earlier in 1996 was significant. As a Business Week article, dated July 29, 1996, and entitled "Playing the Options Shuffle", explained:

                           Here's an interesting coincidence. In February, ADT Chairman Michael Ashcroft traded 3 million in-the-money company options for 8 million new options at a higher strike price. If he had cashed out his old options instead, he would have bagged at least a $7.2 million profit.

                           Turns out that the new options became even more valuable. Come early July, H. Wayne Huizenga's Republic Industries agreed to buy alarm-system provider ADT. The all-stock deal initially valued ADT at nearly $5 billion, or $26 a share. If Ashcroft, whose new options would fully vest upon a change of control at the company, could sell at that price, he would net $80 million.

                           ADT and Ashcroft didn't return calls seeking comment on whether he had any idea back in February that ADT might be sold. Republic also wouldn't specify when the deal was first discussed but says that it was put together fast. ADT's Board has been generous to Ashcroft in

                                                      CASE NO. 96-8889-Civ-Zloch

                           other ways, paying him $5.2 million and granting him
                           1.5 million options in 1995 -- even though net income fell 50%.

                  58. ADT has publicly maintained that its discussions with Republic were concentrated over a few days and did not go back to the time when the additional options to Mr. Ashcroft were approved. A July 7, 1996 report in The Sunday Telegraph newspaper in London stated that the principal negotiations between ADT and Republic took place over one frantic June 28-30 weekend:

                           Two weeks ago Ashcroft took a call from his old friend. Huizenga had recently started out with his third company Republic, and was already expanding it through acquisition. Republic is focused on waste, second-hand car dealerships and electronic security.

                           Huizenga asked if they could meet and made Ashcroft a generous offer. The talks culminated in frantic negotiations last weekend and by Monday the two sides had the terms of the all-share takeover to announce to the New York Stock Exchange.

                  59. The merger announcement triggered a precipitous drop in the market price of Republic's stock -- the currency for the merger. Between July 1 and July 16, Republic's stock price fell from $29 1/8 to $20 15/l6 (a drop of over 30%). Consequently, on September 30, 1996, ADT and Republic issued a joint press release (disseminated from Fort Lauderdale, Florida), announcing that the agreement had been terminated because of "stock market conditions".

                  60. One newspaper report somewhat more critically suggested that the "real surprise" was not that the proposed merger had been abandoned, but why "it had taken the two companies so long" to realize that "the transaction was based on financial engineering rather than industrial logic." News reports explained the deal's problems:

                                                      CASE NO. 96-8889-Civ-Zloch

                           The two sides couldn't agree on a final price for the stock swap as Republic's shares lost almost a third of their value after the July merger announcement. The stock dropped amid a falling market and fear by some investors that the acquisition-hungry Huizenga was issuing too much stock to pay for companies.

(See, e.g., "Republic's $4 Billion Merger With ADT Dies," The Florida Times-Union (Jacksonville), October 1, 1996).

                  61. Despite being stymied in their attempts to merge with Republic, Mr. Ashcroft and his fellow board members had used the occasion of the merger discussions to put in place an entrenchment device that survived the termination of the Merger -- the Warrant.
The Warrant provides that, if the Merger Agreement is terminated --
as it has been -- Republic has the right for a 180-day period from termination to purchase from ADT 15 million ADT shares at an exercise price of $20 per share, $6 per share less than the
contemplated merger consideration.  The Warrant further provides that Mr.  Ashcroft shall have Republic's proxy to vote any shares purchased pursuant to the Warrant for a two-year period following the date that the Warrant is exercised (as long as Republic does not transfer or sell the shares to a third party). The Warrant also restricts Republic's ability to tender shares purchased pursuant to the Warrant to "tender offers which the Board of Directors of ADT recommends . . . ." Finally, the Warrant provides that it can only be transferred with the consent of ADT and shares purchased pursuant to the Warrant cannot be sold to any single purchaser in an amount greater than five million shares. Id.

                  62. A warrant to buy 15 million ADT shares at $20 per share at a time when ADT was purportedly valuing itself at $26 per share for merger purposes was an extraordinarily valuable asset to give to Republic. The only apparent consideration received by

                                                      CASE NO. 96-8889-Civ-Zloch

ADT for the Warrant was Republic's agreement to the Merger. However, unlike the Warrant, that agreement was conditional and could evaporate if no opinion was obtained that the Republic stock was fair consideration to ADT's shareholders. The board of directors breached its duty of care to ADT and its shareholders in unconditionally granting the Warrant before they were certain that Republic's stock was sufficiently valuable merger consideration to be fair.

                  63. While providing no value to ADT or its shareholders, the Warrant does provide Mr. Ashcroft and the ADT Board with another weapon against unwanted suitors in three respects:

      a. Until expiration, the Warrant acts as a deterrent to future acquisition proposals by rendering more expensive any acquisition proposal above $20 (which would likely trigger Republic's decision to purchase ADT shares at a discount). For example, in response to Westar's $22.50 per share acquisition proposal, Republic has the right to purchase ADT shares at $20 per share. If this right is exercised, Republic would realize a $37.5 million windfall and the consideration for Western Resources' Offer would increase by over $337 million (for this reason the offer is conditioned on the Warrant being invalidated or not being exercised);

      b. Once exercised, the Warrant places approximately 10% of the company's outstanding shares under ADT's control for two years if Republic retains the shares, because Republic agreed to give Mr. Ashcroft a proxy over the shares for that time period. This permits Mr. Ashcroft to undermine the voting rights of the ADT shareholders by voting the Republic stock as he sees fit; and

      c. In all events, Republic's exercise of the Warrant will result in an immediate 2.6% dilution of Westar's 27% interest in ADT because ADT will have to issue an additional 15 million ADT shares.

                  64. One financial analyst summarized the potential effect of the Warrant on future acquisition proposals:

                           In the short term, however, buying interest [in ADT] could be muted. Republic Industries, under its

(NY)

                                                      CASE NO. 96-8889-Civ-Zloch

                           agreement, has a warrant to buy 15 million ADT shares at $20 for the next six months, making any deal above that price more expensive for a buyer.

(See "Market sinks Huizenga bid for ADT," Chicago Sun-Times, Financial Section, October 1, 1996.)

                  65. ADT fortified the suspicion that the Warrant is an entrenchment device when it strengthened its antitakeover features at the same time that the Republic Merger Agreement was terminated. Simultaneous with ADT's announcement of that termination, it also announced that the parties had amended the Warrant to preclude Republic from selling, assigning, or otherwise transferring shares purchased pursuant to the Warrant to any person whom Republic had "reasonable cause to believe . . . has acquired interests in shares of the Company which amount to 10% or more of the issued share capital of any class of the Company." This provision -- which restricts Republic's ability to transfer ADT shares to Westar -- surely did not promote the Merger since the Merger had already been terminated. Instead, the only effect of the amendment is to enhance the Warrant's entrenchment effect.

                    The Parking of ADT Shares in a Subsidiary
                    -----------------------------------------

                  66. Another entrenchment device utilized by the ADT Board is the parking of ADT shares in a subsidiary that, upon information and belief, is controlled by the ADT Board, in order to enable the board to affect the outcome of a close shareholder vote.

                  67. In connection with ADT's 1996 annual stockholders meeting, ADT disclosed that 3,182,787 shares, representing over 2% of ADT's outstanding stock, were owned by an unidentified ADT "subsidiary" and that the subsidiary was "entitled to vote" those shares. Under Bermuda corporate law, ADT's place of incorporation, a company is a subsidiary of another company if it is directly or indirectly controlled by that other company.

                                                      CASE NO. 96-8889-Civ-Zloch

                  68. The subsidiary's shares provide the board with a "safety valve" in the event of a close vote. For example, the 1996 proposal regarding Mr. Ashcroft's option package passed by a mere 1.44 million votes -- just 1% of ADT's outstanding stock. If ADT used its control over its subsidiary to vote its shares in favor of the options proposal, those shares would have swung the vote in favor of a proposal that would otherwise have been rejected by shareholders. It is a breach of the board's fiduciary duty to interfere with a shareholder vote in such a manner.

                             The December 24 Letters
                             -----------------------

                  69. The ADT Board further indicated its willingness to interfere with a shareholder vote in letters sent by ADT to Western Resources, Westar and several of Western Resources' directors on December 24, 1996 -- six days after Westar requested the Special Meeting. (Copies of the letters to Westar and Western Resources (the "Westar Letter" and "Western Resources' Letter") are annexed hereto as Exhibit A).

                   70. The Westar Letter seeks information regarding ADT shares in which Westar is "interested", purportedly pursuant to a provision of ADT's Bye-laws, and then threatens to "disqualify" Westar from "attend[ing] or vot[ing] at any meeting of the Company" or from "exercis[ing] any privilege in relation to meetings of the Company" for a period of 90 days upon notice by ADT that it does not consider the information sought in the letter to have been satisfactorily supplied in a timely manner. The letter purports to reserve ADT's right to send this notice at any time in the future.

                  71. The Westar Letter is unnecessary for any legitimate information- gathering objective because Western Resources and Westar have provided all relevant information regarding ADT shares in which Westar holds an interest in a "Preliminary Proxy

                                                      CASE NO. 96-8889-Civ-Zloch

Statement" and "Preliminary Prospectus" that they publicly filed with the SEC on December 18, 1996; the Westar Letter is, instead, a device being utilized by ADT to provide it with an excuse to deny Westar the right to vote at the Special Meeting. This motivation is underscored by the fact that, although Westar responded to the letter on January 3, 1997, ADT sent a further letter on January 28, 1997, alleging that no response had been received to its December 24 letters.

                  72. ADT's letter to Western Resources contains additional veiled threats, principal among them a suggestion that Western Resources and Westar did not comply with a provision in ADT's Bye-laws requiring notice to be given to ADT upon acquisition of over 3% of ADT's outstanding common shares and upon subsequent changes in interest amounting to over 1% of ADT's outstanding shares. The letter ominously warns:

                           The directors of the Company attach significance to disclosure of interest in shares in the Company in accordance with the Bye-laws. Failure to make notification entitles the directors to give notice under Bye-law 46(2)(B), suspending the voting rights in respect of the relevant shares, as described in that Bye-law (which the directors reserve the right to do).

                  73. All of Westar's purchases of ADT shares, however, were reported to ADT (as well as publicly) in compliance with the Bye-laws. In fact, in apparent recognition of this fact, ADT raised no objection to Westar voting its ADT shares at ADT's April 11, 1996 annual shareholders meeting, which occurred over one month after Westar had increased its ownership interest in ADT's common shares to approximately 24%. Thus, ADT's letter to Western Resources is simply another threat to arbitrarily find some excuse to prevent Westar from voting at the Special Meeting.

                                                      CASE NO. 96-8889-Civ-Zloch

                  74. The cumulative effect of the December 24 letters is to announce to Westar and ADT's other shareholders that ADT reserves the right until some undetermined date in the future (perhaps, the date of the Special Meeting) to disenfranchise ADT's largest shareholder from voting its 38,287,111 common shares, which would have the effect of radically altering ADT's shareholder mix in connection with any shareholder vote. The confusion and uncertainty created by such an announcement is damaging both to Westar's acquisition proposal and to the interests of ADT's other shareholders.

                  75. The December 24 letters also threaten as an additional penalty the possibility that common shares owned by Westar might not be "reckoned in a quorum." Disabling Westar's 38,287,111 shares from being counted towards a quorum in a special meeting would substantially increase the percentage of ADT's outstanding stock under the control of Mr. Ashcroft if Republic exercises the Warrant. Similarly, the 3,182,787 shares parked in the ADT subsidiary would also constitute a larger percentage of ADT's outstanding shares if Westar's 38,287,111 shares are not counted towards a quorum.

                             The ADT Special Meeting
                             -----------------------

                  76. On December 18, 1996, pursuant to ADT Bye-law 42 and
Section 74 of the Companies Act, Westar demanded that the ADT Board convene the Special Meeting. Westar requested that the meeting be held on February 18, 1997.

                  77. On January 7, 1997, on the twenty-first day after being served with Westar's demand, ADT announced that the Special Meeting requested by Westar would be noticed for July 8, 1997 at 9:00 a.m. (A copy of ADT's Notice of Special Meeting is annexed hereto as Exhibit B). The justification offered by ADT to its shareholders for a potential seven-month delay was to "allow sufficient time for all relevant information to become

                                                     CASE NO. 96-8889-Civ-Zloch

available and be circulated to [shareholders] to enable [shareholders] to decide whether or not [shareholders] wish to accept the Western Offer and how [shareholders] wish to vote at the Special General Meeting." However, ADT hedged on this issue by adding that, "[i]f it becomes apparent that all relevant information is available so as to allow the proposals to be properly considered at a significantly earlier date, your Board intends to convene a Separate General Meeting for an earlier date."

                  78. Scheduling the Special Meeting for as late as July 8, 1997 is both a breach by the ADT Board of its duties to Westar and unlawful under Bermuda law and the Bye-laws. Bermuda law only requires Bermuda corporations to have one shareholder meeting per year; the special meeting provisions of the Companies Act and Bye-laws give a shareholder owning over 10% of a Bermuda corporation the ability to convene a meeting on a more expedited basis if the shareholder wishes to make a proposal to fellow shareholders. The special meeting provision of the Companies Act is one of the most important rights afforded to large shareholders of Bermuda corporations. By scheduling the Special Meeting almost seven months after it was demanded by Westar, ADT has undermined this right and delayed Westar's right to present proposals to its fellow shareholders.

                  79. Section 74(1) of the Companies Act states that, upon the demand or "requisition" by a shareholder owning over 10% of the company's paid up capital, the directors must "forthwith proceed duly to convene a special general meeting of the company." While Section 74 does not set out an express deadline by which the meeting must be held, the statute clearly contemplates that the meeting be held reasonably promptly. In fact, Section 74(3) states that the shareholder can convene the meeting itself if the corporation does not do so within 21 days but that such a meeting must be held within three months. By setting a date of

                                                      CASE NO. 96-8889-Civ-Zloch

July 8, 1997 for the Special Meeting, the ADT Board has frustrated Westar's right to hold the meeting itself no later than March 18, 1997 under Section 74(3) of the Companies Act.

                  80. ADT's convening the Special Meeting for July 8, 1997 also violates ADT's Bye-laws, which require Special Meetings to be convened by notice "in like manner as the Annual General Meeting." See ADT Bye-Law 42. For the last four years ADT has scheduled its annual general meeting on approximately 30 days' notice, including the 1996 annual meeting when it presented proposals to its shareholders regarding the options package to be offered its two executives which were contested by Westar. Thus, scheduling the Special Meeting in "like manner" as the annual general meeting would have required a 30-day rather than six-month notice of the meeting.

                  81. Moreover, ADT's excuse for its delay in holding the meeting -- to "allow sufficient time" for shareholders to become apprised of all "relevant information" -- is a pretext. As ADT well knows, disclosure in advance of the meeting is regulated by the SEC (because ADT is a United States issuer under the United States securities laws) and a clear majority of ADT's share trading activity occurs on the New York Stock Exchange and, consequently, there is no reason to believe that shareholders will not receive "relevant information" sufficiently in advance of the meeting. Perhaps this is why ADT, in its notice of the meeting, felt the need to tell shareholders that a shareholder meeting may be held at a "significantly earlier date."

                  82. If the Special Meeting is held on July 8, 1997, as currently scheduled, Westar will be prevented from exercising a right that it should have been permitted to exercise months earlier -- the right to ask shareholders to replace the ADT Board. The board -- which has an obvious self-interest in delaying such a decision by ADT's shareholders -- simply should

                                                      CASE NO. 96-8889-Civ-Zloch

not be permitted to so frustrate Westar's rights.


                         ADT's Recommendations to Reject
                    the Western Resources Offer as Inadequate
                    -----------------------------------------

                  83. On January 7, 1997, the ADT Board sent a letter to ADT shareholders that was signed by defendant Ashcroft in his capacity as Chairman and Chief Executive Officer of ADT ("Ashcroft Letter") (Exhibit B). The Ashcroft Letter states in pertinent part:

                           Due to the limited time since the announcement of the Western Offer and the limited information presently available, your Board has not reached definitive decision with respect to the Western Offer. However, you should be aware that the Board's preliminary view based on this limited information, is that the
                           Western Offer is inadequate.....

                  84. Although the ADT Board stated that it "ha[d] not reached a definitive decision with respect to the Western Offer," the ADT Board advanced its "preliminary view" to ADT shareholders that "the Western Offer was inadequate." This preliminary view is a "recommendation" within the meaning of
Section 14(d)(4) of the Securities Exchange Act of 1934 (the "1934 Act"), 15 U.S.C. ss. 78n(d).

                  85. ADT did not, however, couple this letter with the filing of a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9"), as required by Section 14(d). 17 C.F.R. ss. 240.14d-9.

                  86. On March 3, ADT announced that it was rejecting the Western Resources Offer as "inadequate" and, the next day, filed a Schedule 14D-9. However, between January 7 and March 4, ADT had no Schedule 14D-9 filed.

                                                      CASE NO. 96-8889-Civ-Zloch

                        COUNT ONE: AGAINST ALL DEFENDANTS
                         EXCEPT REPUBLIC (FOR BREACH OF
                          FIDUCIARY DUTY) (POISON PILL)
                        ---------------------------------

                  87. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  88. The ADT Board's deployment of the Poison Pill is a violation of their fiduciary duties because until redeemed, the Pill (i) prevents an acquisition of the company pursuant to the attractive proposal made by Western Resources; (ii) shelters a poor-performing and highly-paid management from a change in control; and (iii) deprives ADT's stockholders of the opportunity to receive full value for their shares pursuant to the Western Resources' Offer. The Poison Pill acts to entrench the board in office, which is an unlawful, improper and collateral purpose. The Poison Pill also discriminates against -- indeed, specifically penalizes -- Westar because it (i) prevents Westar from selling its shares as a block to a third party, and (ii) prohibits Westar from purchasing any more shares of ADT stock. Moreover, the Pill is by nature discriminatory because the party who triggers the Poison Pill rights does not receive its benefits.

                  89. This discrimination and punitive conduct is unlawful and in breach of the ADT Board's fiduciary duties.

                  90. Westar has no adequate remedy at law.


                        COUNT TWO: AGAINST ALL DEFENDANTS
                      EXCEPT REPUBLIC (BREACH OF FIDUCIARY
                        DUTY BY AMENDING THE POISON PILL)
                      ------------------------------------

                  91. Westar repeats and realleges the allegations in paragraphs 1 and 86 as if set forth in full herein.

                                                      CASE NO. 96-8889-Civ-Zloch

                  92. Shareholders who disagree with the ADT Board's decision to use the pill to thwart the Western Resources' Offer can vote the Board out of office. However, the Dead Hand provisions are designed to nullify such a vote by reserving to the current ADT Board -- even if it is no longer in office -- the exclusive power to redeem the Poison Pill.

                  93. The amendment to the Pill is also intended to interfere with Westar's right as a 27% shareholder to wage an effective proxy contest to replace the ADT Board by removing from shareholders their incentive to vote for the Westar Proposal.

                  94. The ADT Board's adoption of the Dead Hand provisions has no legitimate purpose, except the improper, collateral and unlawful purpose of entrenching the current ADT Board in office, and is not in the best interests of ADT or its shareholders. The ADT Board is breaching its fiduciary duties and its conduct penalizes, and unfairly discriminates against, Westar.

                  95. The validity of the Dead Hand provisions must be resolved prior to the Special Meeting so that Westar and ADT's other shareholders know whether a vote in favor of the Westar Proposal will facilitate the Western Resources Offer.

                  96. Westar has no adequate remedy at law.


                       COUNT THREE: AGAINST ALL DEFENDANTS
                   EXCEPT REPUBLIC (BREACH OF FIDUCIARY DUTY)
                   ------------------------------------------

                  97. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  98. A shareholder's most fundamental right is the right to vote. A board of directors breaches its fiduciary duty if it uses its control of the corporate machinery in order to subvert shareholder voting rights.

                                                      CASE NO. 96-8889-Civ-Zloch

                  99. Upon information and belief, ADT has done just that by placing ADT stock in the hands of a subsidiary it controls and permitting that subsidiary to vote those shares. This device permits ADT to use the subsidiary's stock to swing a vote in its favor.

                  100. ADT should not have voted its subsidiary's stock in the past and should not be permitted to vote its subsidiary's stock at the Special Meeting. This issue must be resolved in advance of that meeting.

                  101.     Westar has no adequate remedy at law.


                         COUNT FOUR: BREACH OF FIDUCIARY
                           DUTY AGAINST ALL DEFENDANTS
                            EXCEPT REPUBLIC (WARRANT)
                         -------------------------------

                  102. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  103. As directors of ADT, defendants are obliged to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. They are also required to act in the best interests of the company as a whole and not for any improper, unlawful, or collateral purposes or to interfere with shareholder voting rights.

                  104. A rational and prudent board would not have granted the Warrant to Republic. By granting the Warrant and thereby (i) giving away a corporate asset for inadequate consideration, (ii) making more expensive any proposal to acquire the company above the Warrant's exercise price of $20 per share, (iii) allowing over 10% of ADT's shares to be held subject to Mr. Ashcroft's control upon exercise of the Warrant, (iv) restricting Republic's ability to tender shares purchased pursuant to the Warrant to "tender offers which the Board of Directors of ADT recommends," (v) precluding Republic from selling greater

                                                      CASE NO. 96-8889-Civ-Zloch

than five million shares to any single purchaser, and (vi) precluding Republic from transferring shares purchased pursuant to the Warrant to any person owning more than 10% of ADT's stock, the ADT Board breached its fiduciary duties to ADT and its shareholders and acted for an improper purpose.

                  105. The Warrant interferes with the proposal Westar plans to present at the Special Meeting by diluting Westar's interest in the Company and, under certain circumstances, giving Mr. Ashcroft voting control over approximately 10% of the shares of the Company.

                  106. If the Warrant is exercised and the shares are voted against Westar's proposals at the Special Meeting, Westar will have no adequate remedy at law.

                              COUNT FIVE: BREACH OF
                           FIDUCIARY DUTY AGAINST ALL
                           DEFENDANTS EXCEPT REPUBLIC
                       (THREATS TO SUSPEND VOTING RIGHTS)
                       ----------------------------------

                  107. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  108. A board of directors breaches its fiduciary duty if it uses its control of the corporate machinery in order to subvert or interfere with shareholder voting rights. The ADT Board has threatened to do just that in its December 24, 1996 and January 28, 1997 letters to Westar and Western Resources in which it purports to have the right to suspend Westar's voting rights regarding its ADT shares because of the alleged failure of Westar to provide certain information regarding its ADT holdings. These threats are without basis because Westar has provided ADT with all relevant information regarding its ADT stockholdings in a timely manner.

                                                     CASE NO. 96-8889-Civ-Zloch

                  109. The ADT Board's threat to disqualify Westar's 38,287,111 shares from being "reckoned in a quorum" would also unjustifiably interfere with a shareholder vote by (i) increasing the percentage of ADT stock under Mr. Ashcroft's control if the Warrant is exercised, and (ii) increasing the percentage of stock under ADT's control by virtue of the 3,182,787 shares parked in the ADT subsidiary.

                  110. The ADT Board's current threat to interfere with Westar's voting rights coupled with its contention that it can reserve its right to suspend Westar's voting rights until some unspecified date in the future creates uncertainty as to whether Westar will be able to vote its substantial stock interest in ADT in favor of its own proposal at the Special Meeting. This uncertainty is harmful to (1) Westar's acquisition proposal for ADT, and (2) ADT's shareholders.

                  111. Thus, a ripe case and controversy exists regarding Westar's rights to vote its shares at the Special Meeting. Now that ADT has threatened to suspend those rights, their validity must be resolved before the Special Meeting.

                  112.     Westar has no adequate remedy at law.


                            COUNT SIX: FOR BREACH OF
                           FIDUCIARY DUTY AGAINST ALL
                           DEFENDANTS EXCEPT REPUBLIC
                       (FOR DELAYING THE SPECIAL MEETING)
                       ----------------------------------

                  113. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  114. The ADT Board has an obligation not to interfere with and frustrate the rights granted to shareholders in the Companies Act and ADT's Bye-laws.

                  115. The ADT Board's determination that the Special Meeting

                                                      CASE NO. 96-8889-Civ-Zloch

be scheduled for July 8, 1997 is a breach of fiduciary duty and an inequitable manipulation of the corporate machinery for an improper purpose. Westar has the right under ADT's Bye-laws and Section 74 of the Companies Act to call a special meeting and to have its proposal heard within a reasonable time. It is unreasonable for the ADT Board to delay the Special Meeting until July 8, 1997. Such delay interferes with Westar's right to have the meeting held and shareholder voting rights, and improperly extends the board's stay in office.

                  116. Westar has no adequate remedy at law.


                        COUNT SEVEN: FOR VIOLATION OF THE
                        BERMUDA STATUTORY SCHEME AGAINST
                         ALL DEFENDANTS EXCEPT REPUBLIC
                       FOR DELAYING THE SPECIAL MEETING).
                       ----------------------------------

                  117. Westar repeats and realleges paragraphs 1 through 86, as if set forth in full herein.

                  118. Under Section 74(1) of the Companies Act, upon the demand to convene a special general meeting, a board of directors must "forthwith proceed duly to convene a special general meeting of the Company."

                  119. If a board fails to duly convene a meeting under Section 74(1) within 21 days, a shareholder may convene a meeting as long as "any meeting so convened shall not be held after the expiration of three months from such date."

                  120. Westar filed its requisition with ADT on December 18, 1996. In response, ADT noticed the meeting for July 8, 1997, but indicated that the date was somewhat tentative by stating that a shareholder meeting might be held at a "significantly earlier date."

                  121. By failing to convene the Special Meeting within a reasonable time and

                                                      CASE NO. 96-8889-Civ-Zloch

noticing only a tentative meeting date, the ADT Board has violated its statutory duties set forth in Section 74 of the Companies Act and has acted in a manner that is prejudicial to the interests of Westar and other shareholders of ADT.

                  122.     Westar has no adequate remedy at law.


                          COUNT EIGHT: FOR VIOLATION OF
                          SECTION 14(d) OF THE EXCHANGE
                         ACT AND RULE 14d-9 AGAINST ALL
                           DEFENDANTS EXCEPT REPUBLIC
                         ------------------------------

                  123. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  124. Section 14(d)(4) of the Exchange Act, 15 U.S.C.ss.78n(d), provides that: Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

                  125. Rule 14d-9 promulgated under Section 14(d) of the Exchange Act strictly prohibits solicitations or recommendations regarding a tender offer "unless as soon as practicable on the date such solicitation or recommendation is first published or sent or given to security holders" a filing on Schedule 14D-9 is made. 17 C.F.R. ss. 240.14d-9 This prohibition extends to imminent exchange offers.

                  126. Because the Western Resources Offer was a public announcement that an exchange offer was imminent that was followed by the filing of a registration statement on Form S-4 containing a preliminary prospectus and preliminary proxy materials with the SEC,

                                                      CASE NO. 96-8889-Civ-Zloch

Rule 14d-9 applies to the Western Resources Offer.

                  127. The Ashcroft Letter includes recommendations within the meaning of Rule 14d-9. However, no Schedule 14D-9 was filed by ADT regarding those materials. On March 4, 1997, ADT filed a Schedule 14D-9 with respect to its recommendation to ADT's shareholders that they reject the Western Resources Offer as "inadequate." However, no Schedule 14D-9 as to the January 7 letter was ever filed.

                  128. ADT has violated Rule 14d-9 by failing to timely file a
Schedule 14D-9 with the SEC.

                           COUNT NINE: FOR AIDING AND
                         ABETTING A BREACH OF FIDUCIARY
                        DUTY AGAINST REPUBLIC INDUSTRIES
                        --------------------------------

                  129. Westar repeats and realleges the allegations in paragraphs 1 through 86, as if set forth in full herein.

                  130. Republic, through its Chairman H. Wayne Huizenga and its board of directors, acted in concert with, and knowingly participated in breaches of fiduciary duties by, the ADT Board by agreeing to the Warrant and its amendments. The Warrant provides no value to ADT's shareholders and was authorized for the improper purpose of entrenching the ADT Board.

                  131. Republic's conduct has caused, and is continuing to cause, harm to ADT and its shareholders, including Westar.

                  WHEREFORE, Westar respectfully requests that this Court enter judgment as follows:

                  (a) Declaring that ADT's Board of Directors is in breach of its fiduciary

                                                     CASE NO. 96-8889-Civ-Zloch

duties to ADT and to ADT's stockholders by continuing to deploy the poison pill and amending the pill to add the Dead Hand provisions;

                  (b) Compelling ADT's Board of Directors to redeem the poison pill or take such actions as are required to render the poison pill inapplicable the Western Resources Offer;

                  (c) Declaring the Dead Hand provisions of the poison pill null and void and of no further force and effect and compelling the ADT Board to take such actions as required to remove the provisions from the poison pill and to render the Dead Hand provisions inapplicable to the Westar Proposal and Western Resources Offer;

                  (d) Declaring that ADT's subsidiary is prohibited from voting any shares of ADT it owns on any matter put to a vote of ADT's shareholders, including matters subject to a vote at any special meeting of ADT's shareholders requested by Westar;

                  (e) Declaring void and rescinding any ADT action that was taken only after receiving ADT shareholder approval if shares were voted in favor of the action by any ADT subsidiary and such shares were greater in number than the margin by which the action was approved by shareholders;

                  (f) Enjoining, preliminarily and permanently, ADT's subsidiary from voting any ADT shares on any matter put to a vote of ADT's shareholders, including matters subject to a vote at the special meeting of ADT's shareholders requested by Westar;

                  (g) Enjoining, preliminarily and permanently, ADT and Republic from enforcing their respective rights, duties and obligations under the Warrant;

                  (h) Declaring that the Warrant and any shares issued pursuant to it are null and void and of no further force and effect;

                                                      CASE NO. 96-8889-Civ-Zloch

                  (i) In the event that the Warrant is exercised by Republic, rescinding any purchase of shares pursuant to the Warrant;

                  (j) Enjoining, preliminarily and permanently, ADT, Republic and Mr. Ashcroft from exercising any voting rights associated with any shares received pursuant to exercise of the Warrant on any matter put to a vote of ADT's shareholders, including matters subject to a vote at the upcoming special meeting of ADT's shareholders;

                  (k) Declaring that Westar is entitled to exercise its voting rights with respect to the shares it owns in ADT;

                  (l) Enjoining, preliminarily and permanently, ADT from taking any action to suspend any rights attendant to Westar's ownership of ADT shares, including voting rights;

                  (m) Enjoining, preliminarily and permanently, ADT from holding a Special Meeting on July 8, 1997;

                  (n) Declaring that ADT's announcement that the Special Meeting be held on July 8, 1997 constitutes a breach of the ADT Board's fiduciary and statutory duties;

                  (o) Compelling ADT to hold the Special Meeting 30 days after the date on which Western Resources begins disseminating definitive proxy materials for the Special Meeting to ADT's shareholders;

                  (p) Enjoining, preliminarily and permanently, ADT, its agents and employees from making further statements and soliciting proxies against the Western Resources Offer in violation of Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder;

                  (q) Declaring that ADT has violated Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder;

                                                      CASE NO. 96-8889-Civ-Zloch

                  (r) Awarding Westar and/or ADT damages for the losses and costs it has sustained and will sustain as a result of the conduct of ADT's Board of Directors;

                  (s) Awarding Westar and/or ADT the costs and disbursements of this action together with reasonable attorneys' fees;

                  (t) Awarding Westar and/or ADT such other and proper relief as the Court may deem just and proper; and

                  (u) Jury trial is demanded.

 Dated: March 10, 1997                      Respectfully submitted,

 SULLIVAN & CROMWELL                        HOLLAND & KNIGHT LLP
 John L. Hardiman                           Attorneys for Plaintiff
 Tariq Mundiya                              701 Brickell Avenue
 John C. Stellabotte                        P.O. Box 015441
 125 Broad Street                           Miami, FL 33101
 New York, NY 10004                         phone: (305) 374-8500
 phone: (212) 558-4000                      fax: (305) 789-7799
 fax: (212) 558-3588

                                                     By: /s/ Illegible /for MLS
                                                     --------------------------

                                                      MARTY L. STEINBERG
                                                      Florida Bar No. 187293
                                                      JUDITH M. MERCIER
                                                      Florida Bar No. 0032727


                             CERTIFICATE OF SERVICE
                             ----------------------

         I HEREBY CERTIFY that a true and correct copy of the foregoing was served via Federal Express to Michael P. Carroll, Davis, Polk & Wardwell, 450 Lexington Avenue, New York, N.Y. 10017 as attorneys for ADT Defendants, and Thomas J. Allingham, II, Skadden, Arps, Meagher & Flom, One Rodney Square, P.O. Box 636, Wilmington, Delaware 19899 as

                                                      CASE NO. 96-8889-Civ-Zloch

attorneys for Republic Industries Inc., and via hand-delivery to Robert C. Josefsberg, Katherine W. Ezell, Podhurst, Orseck, Josefsberg, et al., 25 West Flagler Street, Suite 800, City National Bank Building, Miami, Florida 33130 as attorneys for ADT Defendants and Henry Latimer, Eckert, Seamans, Cherin & Mellot, 450 East Las Olas Blvd. Ft. Lauderdale, Florida 33301 as attorneys for Republic Industries, Inc. on this 11th day of March, 1997.

                                  /s/ Illegible
                                  -------------

FTL1-234208

                                                                     Exhibit A

                                                       [ADT LOGO]

                                                       ADT Limited
                                                       Cedar House
                                                       Cedar Avenue

Western Resources, Inc.                                Hamilton HM 09
818 South Kansas Avenue                                Bermuda
P.O. Box 889                                           Telephone 809 295 2244
Topeka                                                 Telecopier 809 292 8666
Kansas 66612                                           Telex 3223 ASK BA

USA

December 24, 1996

Dear Sirs,

We note that you have recently stated that your subsidiary, Westar Capital, Inc. ("Westar") holds 38,287,111 common shares in ADT Limited (the "Company"), including 14,115 common shares issuable upon exchange of Liquid Yield Option Notes of the Company. In the circumstances, we draw your attention to the following:

1. Under Bye-Law 46(3)(A) of the Company's Bye-Laws, any person who acquires an interest in shares which amounts to 3% or more of the issued share capital of any class of the Company is required, within two days following the date on which he became aware (or ought reasonably to have become aware) of the acquisition of such an interest, to notify the Company of the existence of that interest and to supply the particulars referred to in that Bye-Law. In view of your announced intention to commence an offer to acquire further shares in the Company, you should note that:

         (a) any change in interests amounting to 1% or more of the issued share capital of any class of the Company must also be notified to the Company within the same period; and

         (b) for these purposes, a person's interests are aggregated with those of any other person acting in concert with the first person.

         The Company has no record of any notification made by you or by Westar in accordance with the terms of this Bye-Law in respect of Westar's purchases of shares in the Company, apparently made during the last two years in privately negotiated and open market transactions. The directors of the Company attach significance to disclosure of interests in shares in the Company in accordance with the Bye-Laws. Failure to make notification entitles the directors to give notice under Bye-Law 48(3)(B), suspending the voting rights in respect of the relevant shares, as described in that Bye-Law (which the directors reserve the right to do).

2. Bye-Law 104(1)(B) of the Bye-Laws of the Company entitles the directors to require compliance with the SARs (as defined in that Bye-Law) by a person who appears to the directors likely to acquire an interest in shares in the capital of the Company in the circumstances envisaged by the SARs and that Bye-Law. In accordance with Bye-Law 104(1)(B), we require you to comply with the SARs (as so defined) in relation to any acquisition made or proposed to be made by you or Westar. You should note that any failure to do so entitles the directors to require disposal of the relevant shares, as more particularly described in Bye-Law 104 (which they reserve the right to do).

3. Bye-Law 104(1)(A) entitles the directors to require an offer to be made or extended in accordance with the requirements of the City Code (as defined in that Bye-Law) in certain circumstances. Bye-Law 104(3) also entitles the directors to require a similar offer to be made in certain circumstances, as more particularly described in that Bye- Law.

         The directors reserve the right to require compliance with these provisions in appropriate circumstances.

4. For the purposes of the Bye-Laws of the Company, the directors will (without prejudice to their rights and powers under the Bye-Laws) presume that the following persons, in addition to Westar, are acting in consent with you, unless the contrary is established:

         (a) all your subsidiaries and associated companies (within the meaning of the City Code) of your company;

         (b) all directors of your company, together with their close relatives and related rusts;

         (c)      any of your company's pension funds; and

         (d) your financial and other professional advisers or persons who control any such adviser or are under the same control as any such adviser (as defined for the purposes of the City Code).

In order to enable the directors to monitor and give effect to some or all of the provisions referred to above, we are today serving notices requiring information concerning your interests in common shares in the Company, pursuant to Bye-Law 46 of the Bye-Laws of the Company.

Yours faithfully,

/s/ Rosalind Johnson
for ADT Limited

                                                        [ADT LOGO]

                                                        ADT Limited

                                                        Cedar House
                                                        Cedar Avenue
                                                        Hamilton HM 09
Westar Capital, Inc.                                    Bermuda
818 South Kansas Ave.                                   Telephone 809 295 2244
Topeka, KS 66601-0889                                   Telecopier 809 292 8886
USA                                                     Telex 3223 ASK BA


December 24, 1996

Dear Sirs,

We note that you are the registered holder of 30,800,000 shares of US$0.10 each in the Company ("Common Shares"). Under Bye-Law 46 of the Bye-Laws of ADT Limited (the "Company"), we require you to provide us in writing with the following information concerning your interests in Common Shares.

1. Please indicate whether or not you are interested1 in any other Common Shares, in addition to those registered in your name.

2.       Please provide the following particulars about your interests in Common
         Shares:

         (a) the number of Common Shares in which you have an interest (the "Shares") indicating the nature of your interest (e.g. beneficial owner, trustee, contracted to purchase);

         (b) the full name(s) and address(es) of the registered holder(s) of the Shares (if they are not registered in your name alone), together with the number of Shares held by each registered holder;

         (c) the full name and address of every other person2 (if any) who has an interest in any of the Shares, together with the particulars of the nature of such interest and the number of Shares in which each such person has an interest; and

         (d) whether you and/or any other registered holder(s) referred to in paragraph (b) above and/or the person(s) having an interest in Shares referred to in paragraph (c) above are parties to any agreement or arrangement relating to the exercise of any of the rights conferred by the holding of the Shares (if so, please give full particulars).

--------
     1  See note 1 below for the meaning of "interested".
     2  See note 2 below for the meaning of "person".

The information requested above should be sent to John D. Campbell, Secretary, at ADT Limited, Cedar House, Cedar Avenue, Hamilton, HM12, Bermuda so as to be received not later than 5:00 p.m. (New York time) on January 3, 1997.

If you fail to supply the information required by this letter before the expiry of the period specified above, you will not be entitled to attend or vote at any meeting of the Company, either personally or by proxy, or to exercise any privilege in relation to meetings of the Company conferred by membership or be reckoned in a quorum in respect of the Shares. These disqualifications will take effect on service on you of a further notice to the effect that you have thereby become subject to these disqualifications and will remain in force for so long as the information requested by this notice has not been supplied to the Company and for a period of 90 days thereafter.

In addition, the right to receive payments of income or capital which become due or payable in respect of any Share during a period of disqualification applicable to that Share will be suspended during the period of disqualification without any liability of the Company for late payment or non-payment and the Company may retain such sums for its own use and benefit during the period of suspension and the holders of the Shares may, in the discretion of the Directors of the Company, may be excluded from participation in any further issue of shares by reference to an existing holding of shares at a point in time during such period of suspension. No trust shall be created in respect of any such debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on such amount, which may be employed in the business of the Company or invested in such investments as the Directors of the Company may from time to time think fit.

Yours faithfully,

/s/ Rosalind Johnson
for ADT Limited

                                      NOTES

These notes form part of this letter:

1.       For the purposes of this letter:

         (a) a person who is interested in a right to subscribe for or convert into shares in the Company is deemed to be interested in shares in the Company; and

         (b) references to an interest in shares include any interest whatsoever in such shares including, without limitation, a right to control directly or indirectly the exercise of any right conferred by the holding of shares alone or in conjunction with a person deemed to be acting in concert for the purposes of Bye-Law 104 of the Bye-Laws of the Company and the interest of any person deemed to be acting in concert.

         For the purposes of Bye-Law 104, persons are deemed to be acting in concert if, pursuant to an agreement or understanding (whether formal or informal) they actively co-operate in acquiring or seeking to acquire shares in, or convertible securities of, the Company.

2. The words "person" and "persons", when used in this letter, include any company or association or bodies of persons, whether corporate or un-incorporate.

                                                                      Exhibit B

January 7, 1997                    ADT LOGO

To the Common Shareholders

Dear Shareholders

Special General Meeting and offer by Western Resources, Inc.

On December 18, 1996, Western Resources, Inc. ("Western") announced that it proposed to make an unsolicited offer to attempt to acquire all the shares in ADT Limited (the "Company") not already owned by Western and its affiliates. The proposed offer (the "Western Offer") would be on terms that shareholders would receive, in a taxable and highly conditioned transaction, US$7.50 in cash and Western common stock valued at a maximum of US$15.00 (depending on the value of Western common stock at the time of the Western Offer) in exchange for each common share in the Company.

The text of a press release issued by the Company on December 18, 1996 is set out below for your information.

Due to the limited time since the announcement of the Western Offer and the limited information presently available, your Board has not reached a definitive decision with respect to the Western Offer. However, you should be aware that the Board's preliminary view, based on this limited information, is that the Western Offer is inadequate.

Simultaneously with announcing the Western Offer, a subsidiary of Western (holding more than 10 per cent of all the issued common shares of the Company) requisitioned a Special General Meeting of the Company for the purpose of considering resolutions to remove the entire board of directors, including all of the independent directors, and replace them with two of their own nominees (being employees or officers of Western). Western has left no doubt that its objective in precipitating the Special General Meeting is to obtain control of the Company and have its nominees dismantle the Company's shareholder protections so that Western can complete its offer for the shares of the Company. Under the Companies Act 1981 of Bermuda and the Bye-Laws of the Company, your Board is obliged to convene a meeting to consider Western's proposals and accordingly you will find set out at the back of this letter a notice convening a Special General Meeting for July 8, 1997.

While it is apparent to your Board that sufficient information is not presently available to the Board or shareholders generally for them to reach a definitive decision as to the merits of the Western Offer, the Board recommends a vote AGAINST the proposals to be considered at the Special General Meeting based upon the information available at this time. Your Board expects that Western will in due course publish definitive documents relating to the Western Offer and to Western and I (on behalf of your Board) will then write to you explaining your Board's views and the action which we recommend you to take on the Western Offer. Your Board has convened the Special General Meeting for July 8, 1997 in the expectation that this should allow sufficient time for all relevant information to become available and be circulated to you to enable you to decide whether or not you wish to accept the Western Offer and how you wish to vote at the Special General Meeting. If it becomes apparent that all relevant information is available so as to allow the proposals to be properly considered at a significantly earlier date, your Board intends to convene a Separate General Meeting for an earlier date.

Forms of proxy will be sent to shareholders well in advance of the Special General Meeting.

Shareholders need not take any action in relation to the Western Offer until we are able to write to you again, which we will do in good time. Your Board recommends that you do not sign or return any proxy card sent to you by Western Resources.

                                          Yours sincerely,

                                          /s/ Michael A. Ashcroft
                                          ------------------------------------
                                          Chairman and Chief Executive Officer

CERTAIN ADDITIONAL INFORMATION: ADT Limited (the "Company") will be soliciting proxies against the proposals of Western Resources, Inc. (together with its subsidiaries, "Western") and revocations of proxies previously given to Western for such proposals. The following individuals may be deemed to be participants in the solicitation of proxies and revocations of proxies by the Company: ADT Limited, Michael A. Ashcroft, John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., Stephen J. Ruzika, W. Peter Slusser, William W. Stinson, Raymond S. Troubh and Angela E. Entwistle. As of January 7, 1997, Mr. Ashcroft is the beneficial owner of 11,075,718 of the Company's common shares, Mr. Danneberg is the beneficial owner of 102 of the Company's common shares, Mr. Henderson is the beneficial owner of 621 of the Company's common shares, Mr. Pasman is the beneficial owner of 2,000 of the Company's common shares, Mr. Ruzika is the beneficial owner of 1,157,405 of the Company's common shares, Mr. Slusser is the beneficial owner of 2,800 of the Company's common shares, Mr. Stinson is the beneficial owner of 3,010 of the Company's common shares, Mr. Troubh is the beneficial owner of 2,500 of the Company's common shares and Ms. Entwistle is the beneficial owner of none of the Company's common shares.

The following is the text of a press release issued by the Company on December 18, 1996:

            ADT ADVISES SHAREHOLDERS TO AWAIT BOARD'S RECOMMENDATION
             BEFORE TAKING ACTION ON WESTERN'S UNSOLICITED PROPOSAL

ADT Limited (NYSE: ADT) announced today, in response to Western Resources, Inc.'s (NYSE: WR) unsolicited proposal, that the Company's Board of Directors will review the proposal in due course.

ADT stated that shareholders need not take any action at this time with respect to Western's proposal, and requested that shareholders await the recommendation of the ADT Board. ADT is the largest provider of electronic security services in North America and the United Kingdom, providing continuous monitoring of commercial and residential security systems to over 1.7 million customers.

ADT is also the second largest provider of vehicle auction services in the United States, operating a network of 27 vehicle auction centers providing a comprehensive range of vehicle remarketing services to vehicle dealers and owners and operators of vehicle fleets.

                                   ADT LIMITED

                            Notice of Special Meeting

Notice is hereby given that a Special General Meeting (the "Meeting") of ADT Limited (the "Company"), will be held on July 8, 1997 at 9:00 a.m., local time, at Cedar House, 41 Cedar Avenue, Hamilton, Bermuda for the purpose of considering and voting upon the following resolutions.

Resolutions

1. RESOLVED, that subject to Resolutions 2 and 3 below being passed all of the present members of the Board of Directors of the Company (the "Board") and any other person who may be a director of the Company at the time of the Meeting be and are hereby removed from the office of director;

2. RESOLVED, FURTHER, that the number of seats on the Board from and after the date of this resolution shall be two (2);

3. RESOLVED, FINALLY, that the directors of the Company from and after the date of this resolution until the next annual general meeting of the Company or until their successors have been duly elected shall be Steven L. Kitchen and Steven A. Millstein, or if either of them is unable to serve as a director of the Company due to death, disability or otherwise, any other person designated as a director nominee by Westar Capital, Inc.

                                             By Order of the Board of Directors,
                                             /s/ John D. Campbell, Secretary
                                             41 Cedar Avenue
                                             Hamilton HM12
                                             Bermuda

January 7, 1997